Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Basic Energy Services, Inc.:
We consent to the use of our report dated March 20, 2006, with respect to the consolidated balance sheets of Basic Energy Services, Inc. and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of operations and comprehensive income (loss), stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2005, and the related financial statement schedule, included herein and to the reference to our firm under the heading of “Experts” in the registration statement. Our report refers to a change in accounting for asset retirement obligations as of January 1, 2003.
KPMG LLP
Dallas, Texas
July 14, 2006

/s/ KPMG LLP